

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

<u>Via Email</u>
Mr. Paul Wensel
General Counsel
Criteo S.A.
32 Rue Blanche
75009 Paris, France

      Re: Criteo S.A.
                Amendment No. 1 to
                Draft Registration Statement on Form F-1
                Submitted July 25, 2013
                CIK No. 0001576427

Dear Mr. Wensel:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 4 from our letter dated June 27, 2013. Please revise your back cover page graphic to clarify whether you deliver "up to 25,000 ads per second," or some other action.

2. Additionally, you include the phrase "Over $5.1 billion of client online sales in 2012 post-click." We note that these sales are not directly tied to your own revenue, but rather are the result of the service and products you provide to publishers. Please revise this figure to reflect figures or dollar amounts directly tied to your revenues or sales.

Prospectus Summary, page 1

Business Overview, page 1

3. We note your response to comment 13 from our letter dated June 27, 2013. Please revise your disclosure to provide a clear and concise description or definition of "rich data." We note that you continue to refer to "rich media content" elsewhere in your registration statement.

4. We note your response to comment 14 from our letter dated June 27, 2013. Please revise your disclosure to provide context for your utilization of the maximum potential capacity to deliver ads per second. For example, provide a statistic as a percentage or other figure that provides context for the ability to deliver 25,000 ads per second as compared to the number of ads that are actually delivered on average per second, or other meaningful data points. We note the consideration of a variety of factors, such as client demand, time of day and season, which could contribute to this figure.

Our Competitive Strengths, page 4

5. We note your response to comment 15 from our letter dated June 27, 2013. Please revise your disclosure to state whether or not you sell or otherwise share user data collected in connection with providing clients targeted advertisements or other services.

Risk Factors, page 14

General

6. We note your disclosure in this section regarding the ability of companies such as Apple Inc., to have the power to significantly change the nature of internet display advertising marketplace. We also note your disclosure regarding users and mobile devices in receiving online advertisements. Please revise your disclosure to discuss how your business and operating results have or may be affected by the Apple App store is no longer accepting new apps or app updates that access a device's unique identifier, or UDID. If applicable, please revise your disclosure here, in your MD&A and Business sections to address how this change in Apple's App store policy and any other applications marketplace have impacted and may impact your ability to "optimize [y]our advertising placement decisions" based on user activity and "other data" or otherwise impact the depth and scale of user data required to predict user intent and deliver specific message and products to users.

<u>If we fail to innovate, adapt and respond effectively to rapidly changing…, page 23</u>

7. We note your response to comment 16 from our letter dated June 27, 2013 and reissue. Please revise this risk factor to discuss specific challenges your business may face due to smaller screen or other technological characteristics or limitations associated with users viewing advertisements via mobile devices.

<u>You may be subject to limitation…, page 47</u>

8. We note your response to comment 24 in our letter dated June 27, 2013. At the end of the third sentence in this section, you state that the depositary may refuse to deliver, transfer or register transfers "for any other reason." Please remove this statement to make clear that the only limitations that may be imposed on the transfer of ADSs are those permitted in the additional disclosure you provided.

<u>Management's Discussion and Analysis…, page 66</u>

<u>Overview, page 66</u>

9. First, you state that "in 2012 we observed over $160 billion in sales transaction on our clients' websites." Then you state that "In 2012, our clients generated over $5.1 billion in online sales from users that made a purchase from one of our client's website during the 30 day period following a click by that user on an advertisement we delivered for that client." Throughout your disclosure, please reconcile these two statements making clear whether the $160 billion figure is tied to you products and services, or is the total in online sales generated by your clients regardless of interaction with your business.

<u>Liquidity and Capital Resources, page 83</u>

10. We reiterate comment 31. Please revise your discussion of financing activities to address the impact of future events such as this planned offering of ordinary shares and any significant potential stock option exercises subsequent to the offering. We refer you to the Interpretive Guidance in SEC Release 33-8350.

11. Describe for us and disclose the terms of your acquisition of Ad-X Limited. Tell us and disclose how you plan to account for this merger.

12. Similarly as above, in accordance with the Interpretive Guidance in SEC Release 33-8350, please expand your discussion of future cash flows from investing activities to address the impact of the July 11, 2013 Ad-X Limited acquisition, if material.

Business, page 102

Corporate History and Structure, page 121

13. We note your response to comment 29 from our letter dated June 27, 2013. Please file the written agreement in place between you and Yahoo! Japan as appropriate.

Financial Statements, page F-1

14. In light of your recent acquisition of Ad-X Limited, refer to Item 4A(b)(i) of Form F-1 and tell us your consideration of whether historical and pro forma financial information should be included in this Form F-1.   Please give us your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Via Email
        Nicole Brookshire, Esq.
        Stephane Levy, Esq.
        Cooley LLP